"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Mandatory notification of trade – options

On 6 November 2009, in connection with Orkla`s option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After these transactions, the total number of options issued in Orkla shares is now 16,647,000 in addition to 134,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,762,004 treasury shares.

Orkla ASA
Oslo, 9 November 2009

Contact:
Siv Merethe S. Brekke, VP Investor Relations, Tel: +47 22 54 44 55

dlw 11/23

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – Shares for Employees 2009

Reference is made to the stock exchange release of 3 November 2009 regarding Shares for Employees 2009.

The buying price, and thereby the number of shares acquired by primary insiders, was fixed on the basis of the closing price of the Orkla share on 11 November 2009. The buying price was thus set at NOK 42.20 per share, including a 25 % discount.

Information about the number of shares acquired by primary insiders, as well as their new holdings, is attached to this message.

Orkla ASA,
Oslo, 12 November 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke
Tel.: +47 930 56093

Notice to the Oslo Stock Exchange

Melding til Oslo Børs

ORKLA

www.orkla.no
Postboks 423 Skøyen, N-0213 Oslo Telefon: +47-22 54 40 00 E-post: info@orkla.no

Shares for Employees 2009 – the following primary insiders are included:

Name		Shares bought	Shares owned after the transaction	Options currently owned
Bjørn	Wiggen	697	78 161	335 000
Dag J	Opedal	697	308 596	1 530 000
Einar	Støfringshaug	299	1 181	
Erik	Barkald	697	15 912	95 000
Fridthjof	Røer	697	4 563	90 000
Geir	Aarseth	697	12 183	75 000
Gunn	Liabø	697	5 971	
Hilde	Myrberg	697	11 959	185 000
Håkon	Mageli	697	52 433	140 000
Karl Otto	Tveter	697	31 882	130 000
Ole Kristian	Lunde	697	6 832	60 000
Per Arnfinn	Solberg	697	6 971	
Roar	Engeland	697	144 701	815 000
Roger	Vangen	498	2 535	
Sidsel	Kjeldaas Salte	697	5 231	
Terje	Andersen	697	35 190	220 000
Terje	Utstrand	697	1 226	
Torkild	Nordberg	697	46 248	417 500
Åge	Andersen	697	2 531	

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Correction - Mandatory notification of trade – Shares for Employees 2009

The buying price, and thereby the number of shares acquired by primary insiders, was fixed on the basis of the closing price of the Orkla share on 11 November 2009. The correct buying price was thus set at NOK 40.20 per share, including a 25 % discount.

There is no change in the information about the number of shares acquired by primary insiders, as well as their new holdings, which also was attached in the previous message of 12 November 2009.

Orkla ASA,
Oslo, 12 November 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke
Tel.: +47 930 56093